"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

RECEIVED
2008 APR 21 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Scandinavian Property Development

On 10 April 2008, Orkla ASA acquired 5 242 708 shares in Scandinavian Property Development. After this transaction Orkla owns 21 239 293 shares in Scandinavian Property Development, which represents 26.54 % of the share capital.

Orkla ASA,
Oslo, 11 April 2008

Contact:
Lars Røsæg, Orkla Investor Relations, Tel: +47 2254 4426

SUPPL

08002027

PROCESSED
APR 23 2008
THOMSON
FINANCIAL

dlw 4/22

BEST AVAILABLE COPY

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